Management Discussion and Analysis

This discussion and analysis of the consolidated operating results and financial condition of the Company for the nine months ended March 31, 2005 and 2004 should be read in conjunction with the Consolidated Financial Statements and the related Notes for the nine months then ended.

All dollar amounts are in Canadian dollars unless otherwise stated.

White Knight is an exploration company active in finding and generating new mineral prospects. After performing cursory geologic work, the Company often seeks a third party to further explore the projects. White Knight has been exploring for Carlin-type gold deposits in Nevada since 1993. The Company has focused its efforts in north central Nevada because management believes the probability of a world-class gold discovery is greater here than in any other geographic region in the world. This exploration philosophy has recently been re-affirmed by the Cortez Joint Venture with its current world-class discovery, Cortez Hills.

The majority of Nevada’s gold production comes from sediment-hosted deposits located in north central Nevada. These deposits consist of very fine-grained gold disseminated through a silty limestone rock. These deposits known as Carlin-type deposits occur in clusters and are aligned along lengthy zones known as trends: Carlin, Getchell, Independence, Cortez and Austin-Lovelock. It is becoming increasingly clear that these gold trends are, in fact, goldfields in much the same way as oil occurs in oil fields. As a consequence of this style of gold deposition, it is apparent that with increased drill hole density within these trends, more gold deposits will be discovered. The Carlin Trend is in a mature exploration state with quality land unavailable. As a result, management has dedicated its efforts to developing a better understanding of the geologic controls of the Cortez Trend.

The Company now controls a major portion of the Cortez Trend. To date, 36.9 million ounces of gold has been confirmed by the Cortez Joint Venture on a short segment of their portion of the trend. As the Cortez goldfield continues to evolve, more gold deposits are likely to be discovered. White Knight is ideally located to participate in those discoveries. The Company currently owns eighteen properties (over 68,000 acres), fifteen of which are located within the Cortez Trend. The Company plans to aggressively and systematically evaluate what is currently the second largest land holding in the Cortez Trend.

Since the beginning of the year, the Company has completed gravity, magnetotelluric and magnetic surveys and geologic mapping on its Fye Canyon, McClusky Pass, Pat Canyon, Slaven Canyon and Celt properties as well as commencing 16,000 feet of drilling on the Slaven Canyon property. In addition, the Company farmed out its New Pass, Squaw Creek, Fye and Celt properties, acquired the Ian and Knolls properties and closed a $2,370,000 private placement. The Company has hired Greg French, former mine and exploration geologist with Atlas Precious Metals Inc., (“Atlas”) to evaluate the numerous targets generated by Atlas but left largely undrilled. The 2005 exploration season promises to be active for the Company over the length of the Cortez Trend. The total anticipated drilling exposure during the 2005 field season for White Knight is expected to be approximately 70,000 feet on nine properties.

MINERAL PROPERTY REVIEW

This review has been prepared by the Company’s geologic staff under the supervision of John M. Leask, P.Eng., Chairman and President of the Company, and a Qualified Person (“QP”) as defined by National Instrument 43-101 (Standards of Disclosure for Mineral Projects).

The Company's properties, or the properties in which it has the right to earn an interest, are summarized as follows:

Property	Location	Trend	White Knight Ownership	Optioned to Third Party	Acres	Square Miles

Benmark	Eureka County	Cortez	100%		1,455	2.27
Celt	Eureka County	Cortez	100%	51%	12,569	19.64
Cottonwood	Eureka County	Cortez	100%		1,446	2.26
Fye Canyon	Eureka County	Cortez	100%	51%	6,320	9.88
Goldstone	Eureka County	Cortez	100%		888	1.39
Gold Bar Horst	Eureka County	Cortez	100%		3,552	5.55
Gold Pick	Eureka County	Cortez	100%		416	0.65
Hunter	Eureka County	Cortez	100%		1,115	1.74
Ian	Eureka County	Cortez	100%		1,053	1.65
Indian Ranch	Eureka County	Cortez	75%	60%	10,008	15.64
Knolls	Humboldt County	Getchell	100%		3,637	5.68
McClusky Pass	Eureka County	Cortez	100%		5,019	7.84
New Pass	Churchill County	Austin Lovelock	100%	50%	2,231	3.49
Pat Canyon	Eureka County	Cortez	100%		3,582	5.60
Slaven Canyon	Lander County	Cortez	100%		6,206	9.68
South Cabin Creek	Eureka County	Cortez	100%		620	0.97
Squaw Creek	Elko County	Carlin	100%	50%	3,039	4.75
Tonkin Summit	Eureka County	Cortez	100%		3,845	6.01
Miscellaneous					1,756	2.74

Total					68,757	107.43

Fye Canyon Property

The Fye Canyon property is comprised of 345 unpatented lode claims situated 11 miles SSE of the recently discovered Cortez Hills gold deposit. In November 2003, the Company acquired the initial 114 claims through a lease agreement and then staked an additional 231 claims contiguous to the leased land. Under the terms of the lease agreement, the Company must pay annual advance royalty payments starting at US$5,000 upon execution, and increasing by US$5,000 per year to a maximum of US$50,000 per year. Minimum work obligations on the property are US$20,000 per year. A production royalty of 2% of Net Smelter Returns is payable on production up to US$1,000,000 after which it is reduced to 1% to a maximum of US$5,000,000.

In October 2004, the Company entered into a Financing and Acquisition Agreement with Teck Cominco American Incorporated whereby TCAI was granted the option to earn an initial 51% interest in the property. The terms of the agreement provide for exploration expenditures of US$4,000,000 and cash payments of US$750,000 which must be incurred and paid to the Company’s U.S. subsidiary in annual increments prior to December 31, 2008. TCAI has made a firm commitment to incur US$500,000 in exploration expenditures by December 31, 2005. Upon TCAI vesting its 51% interest, TCAI and the Company will form a joint venture to further develop the property. When the joint venture completes the earlier of US$8.0 million in expenditures or a preliminary feasibility study, TCAI will have a one-time option to elect to earn an additional 9% interest in the property by funding and completing a feasibility study. Upon TCAI earning its additional interest and the approval of a production plan, the Company will have the option to request that TCAI arrange financing for the Company’s share of the capital costs required to develop the property. If the Company exercises this option TCAI shall commit to use its best efforts to arrange or provide project debt financing for not less than 60% of projected capital costs on a limited recourse basis after technical completion. If project costs exceed the amount available for debt financing and the parties elect nonetheless to put the property into production then at the Company’s election TCAI shall also arrange or provide the Company’s share of equity financing on a subordinate loan basis at LIBOR plus 4%.

Based on recent geologic mapping, the property can be divided into three structural domains separated by north-south to north-northwest trending faults: 1) an eastern domain of thick relatively undisturbed Upper-plate chert, siltstone and shale, 2) a “central faulted domain” of highly faulted Upper-plate rocks and Tertiary rhyolite partially covered by thin Quaternary gravel, and 3) a western down-faulted block covered by fairly thick gravels. In the central faulted domain, mercury-arsenic-gold geochemical anomalies, as well as a hematite-barite breccia zone along the faulted eastern edge, are evidence of a deep hydrothermal system.

Based on the gravity interpretation, a two-milligal horst block was detected that has dimensions of 5 kilometres north-northwest by 2.4 kilometres east-northeast and correlates with the mapped central faulted domain. The gravity high is interpreted to reflect a buried horst block of Paleozoic carbonate. The north-northwest trending fault bounding the east side of the central faulted domain horst block is interpreted as the southern extension of the Cortez Fault and is coincident with the hydrothermal system noted above. In both the Cortez and Carlin trends, structures bounding and internal to up-lilfted horst blocks are the favoured locations for deposition of economic gold mineralization. During the quarter, TCAI executed IP and infill gravity surveys and plans to drill up to 10,000 feet on the property during the upcoming field season. In May 2005, the Company filed a 43-101 technical report on SEDAR which can be viewed at www.SEDAR.com.

Celt Property

The Celt property consists of 608 unpatented mining claims (12,569 acres) situated along the western edge of the Roberts Mountains, lying approximately three to six miles northwest of the Gold Bar Mine in Eureka County, Nevada. In October 2004, Teck Cominco American Incorporated elected to earn an initial 51% interest in the property pursuant to its rights under a Financing and Acquisition Agreement. The terms of the agreement provide for exploration expenditures of US$4,000,000 and cash payments of US$750,000 which must be incurred and paid to the Company’s U.S. subsidiary in annual increments prior to December 31, 2008. TCAI has made a firm commitment to incur US$500,000 in exploration expenditures by December 31, 2005. Upon TCAI vesting its 51% interest, TCAI and the Company will form a joint venture to further develop the property. When the joint venture completes the earlier of US$8.0 million in expenditures or a preliminary feasibility study, TCAI will have a one-time option to elect to earn an additional 9% interest in the property by funding and completing a feasibility study. Upon TCAI earning its additional interest and the approval of a production plan, the Company will have the option to request that TCAI arrange financing for the Company’s share of the capital costs required to develop the property. If the Company exercises this option TCAI shall commit to use its best efforts to arrange or provide project debt financing for not less than 60% of projected capital costs on a limited recourse basis after technical completion. If project costs exceed the amount available for debt financing and the parties elect nonetheless to put the property into production then at the Company’s election TCAI shall also arrange or provide the Company’s share of equity financing on a subordinate loan basis at LIBOR plus 4%. During the quarter, TCAI executed IP and infill gravity surveys and plans to drill up to 10,000 feet on the property during the upcoming field season.

Gold Bar Horst Property

During the period, the Company located an additional 40 claims at its 100% owned Gold Bar Horst property, which surrounds the former Gold Bar Mine of Atlas Precious Metals Inc. (286,000 oz gold production). The new claims extend the claim block for about 1 mile to the southeast along the projection of the Gold Bar horst. The claims lie west of Newmont’s large claim block and north of the Placer Dome/Bravo Venture Group claim block, where Bravo recently reported an intercept of 50 ft @ 2.4 g/t gold from sampling cuttings of an historic oil well. The claims are covered by Quaternary gravels. Gravity data and widespread previous drill holes suggest relatively thin gravels in the area. The Company will evaluate its plans for the property subsequent to the completion of intended drill programs by third parties on contiguous properties.

Ian Property

During the period, the Company acquired the 100% owned Ian claim group by staking. The Ian property consists of 51 unpatented mining claims located in the southern Cortez Trend and adjoining White Knight’s Sno claims at the Gold Stone Open Pit, which produced 71,000 oz gold. The Ian claims cover nearly 2 miles of strike length along a series of northwest-trending structures cutting through the Gold Pick, Gold Ridge and Gold Stone mines. The geology of the claim block consists of favourable Lower-plate carbonate rocks in the southern part of the block and Upper-plate Vinini Formation overlying Lower-plate carbonates along the Roberts Mountains thrust in the northern area. The Company is planning a program of geologic mapping and geochemical sampling to further evaluate the mineral potential of this property.

Indian Ranch Property

During the period, Placer Dome U.S. Inc. (“Placer Dome”) completed drilling on the Company’s Indian Ranch project located in Eureka County, Nevada and results are pending. A further four drill holes totalling approximately 2,000 feet are awaiting archaeological clearance before drilling may commence. Placer Dome’s 2005 contractual obligation is a minimum 5,000 feet of drilling to maintain the project in good standing. Placer Dome is exploring the property under a binding letter agreement for exploration & development with the Company and its partner Chapleau Resources (USA) Ltd. During the past year, PDUS conducted geological, geochemical and geophysical programs on the property which covers a portion of a covered Lower Plate window. The principal stratigraphic, structural and intrusive geologic features, plus gold mineralization recognized in and around the Indian Ranch window, closely resemble the geologic settings within productive portions of the Cortez Window. In December 2004, the Company filed a 43-101 technical report on SEDAR which can be viewed at www.SEDAR.com.

The Company owns an undivided 75% interest and Chapleau owns an undivided 25% interest in the property. Placer Dome may earn a 60% interest by spending US$2,000,000 over a four-year period. Upon vesting its 60% ownership, Placer Dome can elect to earn an additional 15% by financing a feasibility study on the property.

Knolls Property

During the period, the Company acquired the 100% owned Knolls property by staking. The project consists of 180 unpatented mining claims, approximately 5½ square miles of mineral rights, and lies 4 miles east of Newmont’s Twin Creeks Mine (>13 million oz gold production plus reserves). The Knolls property is centered on an uplifted block of Ordovician Valmy Formation flanked by Pennsylvanian-Permian Antler Group sediments, the host for gold mineralization at the Chimney Creek Mine of the Twin Creeks Complex. Rock-chip sampling by the Company has established the existence of a gold-bearing hydrothermal system characterized by strongly anomalous arsenic, antimony, mercury and barium and weakly anomalous gold, suggestive of the upper levels of a Carlin-type gold system. The structural setting of the property is similar to that of the Twin Creeks area, dominated by north-northwest and northeast-trending structures. Post-mineral Quaternary gravels and Tertiary volcanics cover most of the claim block. The Company is in the process of assembling historical data to support future exploration plans.

New Pass Property

The Company’s 100% owned New Pass property is located along the Austin-Lovelock mineral belt in the New Pass Mining District, 27 miles west of Austin, Nevada. The property is comprised of 107 unpatented lode mining claims (2,140 acres). In September 2004, the Company granted Consolidated Odyssey Exploration Inc. (“ODE”) an option to earn an initial 50% interest in the property. In February 2005, ODE assigned all of its rights under the agreement to Bonaventure Enterprises Inc. (“Bonaventure”). Under the terms of the agreement, Bonaventure must incur US$2,000,000 in exploration expenditures, issue 500,000 shares and make option payments totalling US$500,000 over a 4-year period (US$50,000 and 100,000 shares received). Upon vesting a 50% interest, Bonaventure may elect to earn an additional 10% interest by financing the completion of a feasibility study. The Company has been advised that Bonaventure intends to complete 5,000 feet of reverse circulation drilling and 1,000 feet of core drilling over a total of 10 to 20 angle holes commencing in early July 2005.

Slaven Canyon Property

The Company’s 100% owned Slaven Canyon property is located in the northern Shoshone Range, Lander County, Nevada, approximately 14 miles southeast of Battle Mountain and 3 miles southwest of Newmont’s Mule Canyon Mine. The Company has recently secured a drill rig capable of testing the priority geological and geophysical targets. This will amount to approximately 15,000 feet in 7 to 8 drill holes. The property is permitted and ready for drilling which is expected to commence June 1, 2005.

Squaw Creek Property

The Squaw Creek property is located 42 miles due north of Battle Mountain, Nevada, and lies between the Midas and Ivanhoe mining districts on the northern portion of the Carlin Trend. The property consists of 151 unpatented mining claims (3,020 acres) staked by the Company. In September 2004, the Company granted Consolidated Odyssey Exploration Inc. an option to earn an initial 50% interest in the property. In February 2005, ODE assigned all of its rights under the agreement to Bonaventure Enterprises Inc. (“Bonaventure”). Under the terms of the agreement, Bonaventure must incur US$2,000,000 in exploration expenditures, issue 500,000 shares and make option payments totalling US$500,000 over a 4-year period (US$50,000 and 100,000 shares received). Upon vesting a 50% interest, Bonaventure may elect to earn an additional 10% interest by financing the completion of a feasibility study. Bonaventure’s expenditure commitment by September 2005 is a minimum US$250,000 with 6,500 feet of drilling recommended under the qualifying 43-101 technical report which was filed on SEDAR during the period.

FINANCING AND WARRANTS

In October 2004, the Company entered into a Financing and Acquisition Agreement with Teck Cominco American Incorporated whereby TCAI agreed to subscribe for a $2,370,000 private placement of 1,500,000 units of the Company at $1.58 per unit. Each unit consists of one common share and one share purchase warrant entitling TCAI to purchase an additional share at $2.50 for a period of one year from closing. The private placement closed in December 2004.

In the past year, the Company issued 2,500,000 common shares and 2,500,000 share purchase warrants, each warrant to purchase an additional share at $0.60 for a two year period, for a price of $0.40 per unit. The warrants contained a trigger clause which applied an accelerated exercise period if, at any time during the two year period, the closing price of the Company’s shares exceeded $0.95 per share for a period of more than 20 consecutive business days. The accelerated exercise period was triggered and 2,400,000 warrants were exercised for proceeds of $1,440,000 by the expiry date of August 4, 2004.

INVESTOR RELATIONS ACTIVITIES

In September 2003, the Company executed an agreement with Darrell Wellander, an independent businessman, who provided investor relations services to the Company. The terms of the one-year agreement provided that Mr. Wellander would receive $500 per month and 150,000 incentive stock options priced at $0.41 for a one-year period. The agreement expired in September 2004 and Mr. Wellander exercised his options.

In June 2004, the Company executed a consulting agreement with Canoe Ventures Ltd. to provide corporate communication services to the Company. The terms of the agreement provided that the consultants would be paid $6,000 per month for the initial three months and $7,500 per month thereafter. The consultants also received 200,000 incentive stock options priced at $1.25 per share for a one-year period. The agreement was terminated and the incentive stock options were cancelled In November 2004.

In April 2005, the Company appointed Kareen McKinnon as Vice-President, Corporate Development to head up its investor relations and corporate development initiative. Ms. McKinnon’s primary function will be to assist the Company in providing communications and interactions with the investment community, as well as developing and diversifying its investment audience. Ms. McKinnon has been granted 100,000 incentive stock options priced at $0.67 for a five-year period and will be paid a fee of $4,000 per month.

OPERATIONS AND FINANCIAL CONDITION

	Unaudited
	(Fiscal Quarters of the Fiscal
	Year ended June 30, 2005)
All in $1,000’s
except Loss per Share	First Quarter	Second Quarter	Third Quarter
Working capital	$10,056	$11,867	$11,545
Loss	$204	$345	$284
Loss per share	$0.004	$0.007	$0.005
Loss per share (fully diluted)	$0.004	$0.007	$0.005

Total assets	$13,878	$15,974	$15,716
Total liabilities	$57	$128	$85

Deficit	$11,715	$12,059	$12,344

Unaudited
(Fiscal Quarters of the Fiscal
Year ended June 30, 2004)
All in $1,000’s
except Loss per Share	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Working capital (deficit)	$(45)	$2,184	$8,275	$9,805
Loss	$151	$167	$200	$1,146
Loss per share	$0.005	$0.004	$0.004	$0.022
Loss per share (fully diluted)	$0.005	$0.004	$0.004	$0.022

Total assets	$2,199	$4,408	$10,732	$12,720
Total liabilities	$360	$79	$73	$130

Deficit	$9,997	$10,164	$10,364	$11,510

Unaudited
(Fiscal Quarters of the
Fiscal Year ended
June 30, 2003)
All in $1,000’s
except Loss per Share	Fourth Quarter
Working capital (deficit)	$(87)
Loss	$83
Loss per share	$0.003
Loss per share (fully diluted)	$0.003

Total assets	$1,912
Total liabilities	$234

Deficit	$9,846

Liquidity

As at March 31, 2005, the Company had working capital of $11,545,373. This is an increase of $3,270,840 from working capital at March 31, 2004.

Operations

For the nine months ended March 31

Loss for the period increased from $517,907 in 2004 to $833,999 in 2005. If the write-off of mineral property costs ($96,161 in 2004 and $176,872 in 2005) is excluded, the loss has increased from $421,746 in 2004 to $657,127 in 2005. Write-off of deferred exploration costs in 2004 and 2005 consisted of general exploration costs in Nevada. The increase in the loss after write-off of deferred exploration costs between 2004 and 2005 is primarily due to an increase in management fees, audit, consulting, office costs, investor relations & shareholder information, travel and entertainment and wages.

Management fees and consulting fees increased from $198,533 in 2004 to $286,830 due to the increase in activity in 2005. Investor relations & shareholder information and travel expenses increased from $78,726 in 2004 to $147,850 in 2005 as a result of the Company actively participating in various industry trade shows. Wages increased from $27,852 in 2004 to $62,125 in 2005 reflecting costs associated with opening an exploration office in Nevada in the third quarter of 2004.

Investing and Financing

For the nine months ended March 31

Total expenditures on Nevada properties increased from $690,803 in 2004 to $1,408,072 in 2005 reflecting renewed industry-wide activity in Nevada. In 2005, a total of 2,290,000 shares were issued on the exercise of warrants for total proceeds of $1,374,000, 230,000 shares were issued on the exercise of incentive stock options for proceeds of $69,500 and the Company completed a private placement, issuing 1,500,000 units for proceeds of $2,370,000. In 2004, 2,124,500 shares were issued on the exercise of incentive stock options for proceeds of $267,310, a total of 5,237,543 shares were issued on the exercise of warrants for proceeds of $2,013,930, and the Company completed two private placements, issuing a total of 10,389,704 units for proceeds of $7,159,477. In each of 2004 and 2005, the Company issued 40,000 shares related to underlying obligations of properties in Nevada.